

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 1, 2007

Richard Howie
800 North Rainbow Blvd, Ste 208
Las Vegas, NV 89107

> **Re: Bold View Resources, Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed September 27, 2007**
> **File No. 3-145910**

Dear Mr. Howie:

We have reviewed your amended filing and your response letter dated September 27, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 13

We note your response to our comment. Where individuals have the same address and last name, please aggregate the shares in the line item for that shareholder, or provide an explanation as to why such shares should not be aggregated. In providing this explanation, it is insufficient to explain that individuals who have the same address and last name are not beneficial owners of the other's shares because they are independent adults. Where you do aggregate the shares, please aggregate them in the line item in the selling shareholders table rather than making such disclosure in the footnotes.   You may clarify in the footnote the number of shares held as custodian.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, the undersigned at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Ronald Serota *(via facsimile)*
        Sean Donahue